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COMMENTS BY AUDITORS FOR US READERS ON CANADA — US REPORTING DIFFERENCES
To the Board of Directors of The Bank of Nova Scotia (the “Bank’)
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Bank’s internal control over financial reporting. Our report to the shareholders dated December 8, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Bank’s internal control over financial reporting in the financial statement auditors’ report.
In addition, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Bank’s financial statements, such as the change described in Note 1 (stock-based compensation) to the consolidated financial statements as at October 31, 2006 and for the year then ended. Our report to the shareholders dated December 8, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
December 8, 2006